Exhibit 99.1

Lion Group Holding Ltd Announces $10 Million Private Placement for the acquisition of Bitcoin (BTC)

December 4, 2025, Singapore — Lion Group Holding Ltd. (Nasdaq: LGHL) (“LGHL” or the “Company”) today announced it has entered into an amendment to its previously announced Securities Purchase Agreement (“SPA”) to facilitate a subsequent closing under its convertible note facility, totaling $9,984,000 in gross proceeds.

Strategic Rationale for Bitcoin Allocation

The Company will earmark $8 million of net proceeds for the purchase of Bitcoin (BTC) for its corporate treasury. While LGHL remains focused on opportunities within the Hyperliquid (HYPE) ecosystem, the addition of a liquid, institutionally recognized asset is intended to enhance the Company’s corporate treasury:

●	Current Market Dynamics: The Company believes current “market cooldown” across digital assets offers an attractive entry point, while adoption of BTC as a liquid asset to preserve capital value continues.

●	Strategic Flexibility: BTC’s liquidity and volatility provide stability and diversification for the balance sheet, as well as flexibility for strategic activities.

Wilson Wang, CEO of LGHL commented: “Our digital asset strategy is designed to capture opportunities while maintaining a disciplined approach to risk. We believe increasing our Bitcoin exposure at this juncture enhances our corporate treasury currently primarily comprised of HYPE. We believe current market conditions present a favorable accumulation window, supported by a broader “flight to quality” and the continued adoption of Bitcoin as a durable macro asset.”

The Company will continue to actively manage its corporate treasury and may reallocate among digital assets, subject to market conditions. The subsequent closing is expected to close on or about December 5, 2025, subject to the satisfaction of customary closing conditions.

Chardan is acting as sole placement agent in connection to the subsequent closing.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Company’s current report on Form 6-K dated December 4, 2025.

About Lion Group Holding Ltd.

Lion Group Holding Ltd. (Nasdaq: LGHL) operates an all-in-one, state-of-the-art trading platform that offers a wide spectrum of products and services, including (i) total return swap (TRS) trading, (ii) contract-for-difference (CFD) trading, (iii) Over-the-counter (OTC) stock options trading, and (iv) futures and securities brokerage. Additional information may be found at http://ir.liongrouphl.com.

Forward-Looking Statements

This press release contains, “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Lion’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, but are not limited to, statements about: Lion’s goals and strategies; our ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; Lion’s future business development, financial condition and results of operations; expected changes in Lion’s revenues, costs or expenditures; competition in the industry; relevant government policies and regulations relating to our industry; general economic and business conditions globally; proposed crypto asset management operations; and assumptions underlying or related to any of the foregoing. Lion cautions that the foregoing list of factors is not exclusive. Lion cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Lion does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law. Additional information concerning these and other factors that may impact our expectations and projections can be found in Lion’s periodic filings with the SEC, including Lion’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024. Lion’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Contacts

Lion Group Holding Ltd.

Tel: +65 8877 3871

Email: ir@liongrouphl.com